SEC FILE NUMBER
001-37345
CUSIP NUMBER
16961L106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Chinook Therapeutics, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1600 Fairview Avenue East, Suite 100

Address of Principal Executive Office (Street and Number)

Seattle, WA 98102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chinook Therapeutics, Inc. (the “Company”), completed its business combination with Aduro Biotech, Inc. on October 5, 2020 (the “Merger”). As a result of the Merger, the Company requires additional time to complete its purchase accounting and Merger-related disclosures required in its Form 10-K, and the Company’s independent registered public accounting firm requires additional time to complete its audit of the financial statements included in the Company’s Annual Report on Form 10-K. Due to the reasons described above, the Company could not file the Annual Report timely without unreasonable effort or expense, and the Annual Report will be filed no later than the fifteenth calendar day following March 31, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric H. Bjerkholt	(206)	485-7051
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) will reflect the acquisition of Aduro Biotech, Inc. by the Company, as the accounting acquirer, as of October 5, 2020. Therefore, results of operations have been significantly impacted by the Merger including the associated impact of purchase accounting, transaction costs and valuation of the contingent value right for the benefit of Aduro Biotech, Inc. shareholders as of the closing of the Merger. The 2020 Form 10-K filing is expected to include $248.6 million of net assets acquired, at fair value, as of October 5, 2020 and a contingent value rights liability of $13.8 million as of December 31, 2020. These figures are preliminary, unaudited and subject to change pending the filing of the 2020 Form 10-K and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

CHINOOK THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2021	By:	/s/ Eric H. Bjerkholt
		Name:	Eric H. Bjerkholt
		Title	Chief Financial Officer